SEC FILE NUMBER
001-33982
CUSIP NUMBERS
74915M100; 74915M209; 74915M308

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

QVC GROUP, INC.

Full Name of Registrant

N/A

Former Name if Applicable

1200 Wilson Drive

Address of Principal Executive Office (Street and Number)

West Chester, PA 19380

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

QVC Group, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. In light of ongoing discussions and negotiations with the Company’s lenders and the associated uncertainty related to such discussions, additional time is required for the Company to compile and analyze certain information and documentation and finalize certain disclosures required to be included in the Form 10-K, as well as to allow for the review by its independent registered public accounting firm.

Based on currently available information, management anticipates it will disclose, in the Form 10-K, that there remains substantial doubt about the Company’s ability to continue as a going concern. The Company currently expects to file the Form 10-K as soon as practicable and no later than the fifteenth calendar day following the prescribed due date, in accordance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bill Wafford	(484)	701-1000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in each of the Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2025, the Company has reported declining revenues as compared to the same periods in 2024.

This filing includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about future financial performance and the Company’s ability to continue as a going concern. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory matters affecting our businesses, continued access to capital on terms acceptable to the Company, changes in law and government regulations, the availability of investment opportunities, general market conditions (including as a result of tariff volatility and uncertainty), the effects of and ability to comply with financial obligations, including our ability to repay our indebtedness upon maturity, our ability to continue as a going concern, the effects of impairment losses, issues impacting the global supply chain and labor market and use of social media and influencers. These forward-looking statements speak only as of the date of this filing, and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the Company’s publicly filed documents, including the most recent Forms 10-K and 10-Q, for additional information about the Company and about the risks and uncertainties related to the Company’s business, which may affect the statements made in this filing.

QVC Group, Inc.

(Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Bill Wafford
Name:	Bill Wafford
Title:	Chief Financial Officer and Chief Administrative Officer (Principal Financial Officer and Principal Accounting Officer)

Date: March 31, 2026

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